UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2*


                     QUENTRA NETWORKS, INC.
                    (Name of Issuer)

                          Common Stock
               (Title of Class of Securities)

                           748337102
                         (CUSIP Number)

                         December 27, 2000
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748337102


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons
     (entities only).

     LEON G. COOPERMAN
     S.S. No. ###-##-####

     2.   Check Appropriate Box if a Member of a Group*

     (a)   [  ]
     (b)   [ X]

     3.   SEC Use Only

     4.   Citizenship or Place of Organization:
     UNITED STATES


                    5. Sole Voting Power
                    408,243
Number of
Shares Bene-   6.  Shared Voting Power
ficially by         415,128
Owned by       7.  Sole Dispositive Power
Each Report-        408,243
ing Person     8.  Shared Dispositive Power
With:                415,128

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:   823,371


10.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares *


11.  Percent of Class Represented by Amount in Row (11):
                    3.2%

12.  Type of Reporting Person*

          IN

     *See Instructions Before Filling Out.

Item 1(a) Name of Issuer:

     Quentra Networks, Inc.     (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive
          Offices:

     1640 South Sepulveda Boulevard, Suite 222
     Los Angeles, CA 90025

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr.
Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), and Omega Capital Investors, L.P.("Investors LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP, and
Advisors.

Item 2(b) Address of Principal Business Office or, if None,
          Residence:

     The address of the principal business office of each of Mr.
Cooperman, Capital LP, Institutional LP, Investors LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor,
New York, New York 10005.


Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;


Item 2(d) Title of Class of Securities:

     Common Stock (the "Shares")


Item 2(e) CUSIP Number: 748337102


Item 3.   If this statement is filed pursuant to
          Sections 240.13d-1(b) or 240.13d-2(b)
          or (c):

          This Item 3 is not applicable.

Item 4.   Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

          Mr. Cooperman may be deemed the beneficial owner of 823,371 Shares which constitutes approximately 3.2% of the total number of Shares outstanding, calculated based upon 24,878,769 Shares outstanding as of November 13, 2000 as reflected on the Company's Form 10-Q for the quarter ended September 30, 2000 plus 641,171 Shares of common stock issuable upon the exercise of convertible preferred stock (which are included in the calculation of outstanding Shares pursuant to Section 240.13d-3(d)(1)(i)(D)).

          This consists of 408,243 Shares owned by Overseas; and 415,128 Shares owned by the Managed Accounts.

Item 4(c) Number of Shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

             408,243

     (ii) Shared power to vote or to direct the vote:

             415,128

(iii)Sole power to dispose or to direct the disposition of:

             408,243

(iv) Shared power to dispose or to direct the disposition of:

             415,128



Item 5.   Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:

            This Item 6 is not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company:

               This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This item 9 is not applicable.

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: January 5, 2001

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P.,
Omega Capital Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).